EXHIBIT 99.2
BEZEQ GROUP REPORTS
FIRST QUARTER 2011 FINANCIAL RESULTS

Bezeq Group revenues for the first quarter of 2011 total NIS 2.9 billion

•
Bezeq Chairman, Shaul Elovitch: "The Bezeq Group continued to demonstrate strong financial results in all operating segments in the first quarter of this year. These results are the product of a clear strategy of customer orientation, leadership and technological innovation, as well as operational streamlining."

•
Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq: "The Group achieved stable revenues, despite the significant impact of the reduction in interconnect fees and growing competition in all markets in which the companies operate."

•	Excluding the early retirement provision in Bezeq Fixed-Line of NIS 285 million, growth would have been recorded in all key profitability measures including operating profit, net profit, and EBITDA.

•
The Company continues to generate shareholder value, and on May 19, 2011, will distribute a dividend of NIS 1.663 billion, which includes the regular semi-annual dividend of NIS 1.163 billion and NIS 500 million representing the first semi-annual payment of the 3 year distribution of the capital reduction.

Tel Aviv, Israel – May 12, 2011 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the first quarter of 2011. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group’s first quarter 2011 financial highlights (as compared to first quarter 2010):

▪	Revenues: NIS 2.9 billion, a decrease of 0.1%.

▪	Operating profit: NIS 665 million, a decrease of 23.9%.

▪	Net profit attributable to shareholders: NIS 407 million, down 36.6%.

▪	Earnings per diluted share: NIS 0.15, down 37.5%.

▪	EBITDA: NIS 1.0 billion, a decrease of 17.8%.

▪	EBITDA margin: 34.3% of revenues, as compared to 41.7%.

▪	Free cash flow: NIS 462 million, an increase of 2.2%.

▪	Net debt-to-EBITDA: 1.00, as compared to 0.65.

▪	Capex to sales: 17.3%, as compared to 12.3%.

Management Review

Shaul Elovitch, Bezeq Chairman, stated, "The Bezeq Group continued to demonstrate strong financial results in the first quarter of this year, in all its operating segments. These results are the product of a clear strategy of customer orientation, leadership and technological innovation, as well as operational streamlining. In the first quarter of 2011, the Bezeq Group companies faced challenges arising from regulatory decisions. These include the reduction in interconnect fees, which affected the activities of Pelephone and Bezeq Fixed-Line, and other regulatory decisions in the cellular market. The Bezeq Group is prepared for these changes and for the regulatory changes that are expected in the future, while developing our relative advantages in technology, services and other areas."

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, "Group revenues remained stable despite the significant impact of the reduction in interconnect fees and growing competition in all markets in which the Bezeq companies operate. The Group's performance in the quarter was characterized by continued improvement in operating performance. The decline in profitability, versus the first quarter of 2010, is due to a provision of NIS 285 million for the early retirement of Bezeq Fixed-Line employees. The Group's financial strength is also reflected in its strong cash flow, which supports increased investment in infrastructure development across all Group segments.”

The Company continues to generate shareholder value. In March 2011, the court approved the distribution of a capital reduction of NIS 3 billion to be paid in six equal semi-annual payments. On May 19, 2011, the Company will distribute a dividend of NIS 1.663 billion, which includes the regular dividend and the first payment of the capital reduction.

Bezeq Group Results (Consolidated)

Bezeq Group revenues for Q1 2011 amounted to NIS 2.9 billion, similar to the year ago quarter. Bezeq Fixed-Line revenues and Pelephone revenues from cellular services were negatively affected by the reduction in interconnect fees that came into effect on January 1, 2011. Conversely, the Group recorded an increase in revenues due to growth in revenues from  Pelephone, primarily from handsets, and the consolidation of the results of Walla (from April 25, 2010).

Q1 2011 operating profit, net profit, and EBITDA for the Group, as well as the fixed line segment, were impacted by a NIS 285 million provision for employee early retirement.

Operating profit for the Group was NIS 665 million in Q1 2011, down 23.9% compared with the year ago quarter.

Net profit attributable to Bezeq shareholders in Q1 2011 was NIS 407 million, down 36.6% compared to the year ago quarter. EBITDA for Q1 2011 was NIS 1.0 billion (EBITDA margin of 34.3%), down NIS 217 million compared to the year ago quarter (EBITDA margin of 41.7%).

Excluding the early retirement provision, growth would have been recorded in all key profitability measures including operating profit, net profit, and EBITDA performance.

Cash flow from operating activities in Q1 2011 declined 3.8% compared to the year ago quarter, amounting to NIS 775 million, mainly due to changes in Pelephone's working capital.

Gross capital expenditures (CAPEX) in Q1 2011 amounted to NIS 503 million, an increase of 39.7% compared to the year ago quarter. This increase was mainly due to the ongoing rollout of NGN infrastructure in Bezeq's Fixed-Line segment. Q1 2011 consolidated capex-to-sales ratio was 17.3%, compared to 12.3% in the year ago quarter.

At March 31, 2011, the Group's consolidated net financial debt was NIS 4.9 billion, compared to NIS 2.9 billion at March 31, 2010. The increase in net financial debt compared to the year ago quarter was mainly due to new debt of NIS 2.6 billion raised by Bezeq in the second and third quarters of 2010, partially offset by the repayment of loans and debentures by Bezeq and Pelephone. At the end March 2011, the Company’s net debt-to-EBITDA ratio was 1.00, compared to 0.65 at the end of March 2010.

Bezeq Group (consolidated) 1,2	Q1 2011	Q1 2010	Change
	NIS millions

Revenues	2,913	2,915	(0.1)%
Operating profit	665	874	(23.9)%
EBITDA	1,000	1,217	(17.8)%
EBITDA margin	34.3%	41.7%
Net profit attributable to Company shareholders	407	642	(36.6)%
Diluted EPS (NIS)	0.15	0.24	(37.5)%
Cash flow from operating activities	775	806	(3.8)%
Capex payments, net 3	313	354	(11.6)%
Free cash flow 4	462	452	2.2%
Net debt/EBITDA (end of period) 5	1.00	0.65
Net debt/shareholders' equity (end of period)	1.66	0.41

1 As of August 21, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.

3 Capex data reflects payments related to capex and are based on the cash flow statements.

4 Free cash flow is defined as cash flows from operating activities less net capex payments.

5 EBITDA in this calculation refers to the trailing twelve months.
Bezeq Fixed-Line Results

•	Internet average revenue per user (ARPU) increased 8.2% to NIS 79.

•	Investment in infrastructure (CAPEX) increased 46.1%, reaching NIS 333 million, mainly due to the ongoing rollout of NGN infrastructure.

•	Average Customer Internet bandwidths increased 60% compared to the year ago quarter, reaching 4.8 megabits per second (Mbps).

•	Bezeq Fixed-Line recorded a provision of NIS 285 for employee early retirement in the first quarter.

Avi Gabbay, CEO of Bezeq, commented, "Bezeq Fixed-Line activities in the first quarter of 2011 were influenced by deployment of the NGN, which led to an increase of 60% in average customer internet bandwidths to 4.8 Mbps, higher Internet revenues and an increase in capital expenditures. "

Bezeq Fixed-Line reinforced its status as a leader in internet services in Israel, with 1.079 million broadband subscribers. The successful nationwide deployment of the NGN contributed to subscriber upgrades and average customer internet bandwidth increased by 60% compared to the year ago quarter, reaching 4.8 Mbps.

Internet ARPU continued to increase in the first quarter of 2011 at a rate of 8.2%, compared to the year ago quarter, reaching NIS 79 per month. Growth in ARPU was influenced by bandwidth upgrades. Average revenue per telephone line (APRL) in the first quarter of 2011 was NIS 80.

CAPEX in the Q1 2011 increased 46.1%, amounting to NIS 333 million, compared to NIS 228 million in the year ago quarter. The increase in CAPEX was mainly due to Bezeq's ongoing rollout of  the NGN infrastructure.

Bezeq Fixed-Line revenues in Q1 2011 were NIS 1.18 billion, down 9.7% compared to the year ago quarter. The decline in revenues was influenced by the reduction in interconnect fees during the quarter. Higher revenues were recorded from Internet, data communications and transmission services, which offset lower revenues from telephony services. Excluding interconnect fees, fixed-line revenues increased 1% in the first quarter of 2011 as compared to the year ago quarter. Excluding the reduction in interconnect fees,  this is the second consecutive quarter in which Bezeq Fixed-Line revenues increased.

Q1 2011 operating profit, net profit, and EBITDA in the fixed-line segment were significantly affected by a provision of NIS 285 million for the retirement of 260 employees. Operating profit amounted to NIS 211 million in Q1 2011, down 56.9% compared to the year ago quarter. EBITDA amounted to NIS 373 million, down 43.5% compared to the year ago quarter. Net profit was NIS 123 million in Q1 2011, down 65.8% compared to the year ago quarter.

Excluding the early retirement provision, growth in the fixed-line segment, would have been recorded in all key profitability measures including operating profit, net profit, and EBITDA performance.

Bezeq Fixed-Line	Q1 2011	Q1 2010	Change
	(NIS millions)

Revenues	1,178	1,304	(9.7)%
Operating profit	211	490	(56.9)%
EBITDA	373	660	(43.5)%
EBITDA margin	31.7%	50.6%
Net profit 1	123	360	(65.8)%
Cash flows from operating activities	419	393	6.6%
Capex payments, net 2	132	223	(40.8)%
Free cash flow 3	287	170	68.8%
Number of active subscriber lines (end of period, in thousands) 4,7	2,342	2,445	(4.2)%
Average monthly revenue per line (NIS) 5,7	80	80	0.0%
Number of outgoing usage minutes (millions) 7	2,521	2,732	(7.7)%
Number of incoming usage minutes (millions)	1,583	1,623	(2.5)%
Number of broadband internet subscribers (end of period, in thousands)	1,079	1,045	3.3%
Average monthly revenue per broadband internet subscriber (NIS) 6	79	73	8.2%
NGN subscribers as % of total internet subscribers covered by NGN network	37%	17%
Average broadband speed per subscriber (end of period, Mbps)	4.8	3.0	60.0%

1 Excluding share in profits/losses of equity-accounted investees.

2 Capex data reflects payments related to capex and are based on the cash flow statements.

3 Free cash flow is defined as cash flows from operating activities less net capex payments.

4 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Based on average subscribers for the period.

5 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services.

6 Total revenue from Internet services excluding revenue from business directory services, divided by average internet subscribers. Until September 30, 2010, ARPU included revenue from business directory services. In view of the change in the definition of Internet services for calculating ARPU, the data in respect of Q1 2010 was recalculated and is shown in the table according to the new definition.

7 Retroactively adjusted to exclude public coin operated payphones.

Pelephone Results

•	Net profit in Q1 2011 reached NIS 310 million, up 20% compared to the year ago quarter.

•
Pelephone revenues in Q1 2011 amounted to NIS 1.45 billion, up 4.1% compared to the year ago quarter. Pelephone revenues from services amounted to NIS 949 million in the quarter.  After adjustment for the reduction in interconnect fees, service revenues increased 3.3% compared to the year ago quarter.

•
Increased consumer demand for mobile internet led to increased handset sales in general,  and particularly smartphones with attractive service packages, which resulted in a sharp increase in equipment revenues amounting to NIS 501 million in Q1 2011, an increase of 74.6% as compared to the year ago quarter.

•	EBITDA increased 14% in Q1 2011 as compared to the year ago quarter, and amounted to NIS 539 million. The EBITDA margin increased to 37.2%.

•
The increase in Pelephone's HSPA subscribers and the increase in handset and smartphone sales resulted in enhanced business performance compared to the year ago quarter. Average monthly minutes of use (MOU) per customer increased by 23 minutes, amounting to 359 minutes in Q1 2011, compared to 336 minutes in the year ago quarter. Pelephone revenues from value added services increased 21% in the quarter as compared to the year ago quarter, and amounted to NIS 283 million, constituting approximately one third of Pelephone's revenues from cellular services.

•	At March 31, 2011, Pelephone's active subscribers totaled 2.88 million (23,000 net subscriber additions), including 1.471 million HSPA subscribers, representing 51% of Pelephone's total subscribers.

Revenues for Pelephone increased 4.1% in Q1 2011 to NIS 1.45 billion, compared to the year ago quarter. The increase in revenues was mainly due to higher revenues from handsets.

Services revenues in Q1 2011 totaled NIS 949 million, down 14% due to the reduction in interconnect fees, compared to NIS 1.106 billion in the year ago quarter. Excluding the reduction of the interconnect fees, Pelephone's service revenues increased 3.3% compared to the year ago quarter. The growth was due to the continued increase in the number of subscribers and increased revenues from value added services.

Equipment revenues increased 75% in Q1 2011 to NIS 501 million, compared to the year ago quarter. The increase was due to higher handset sales in the quarter, particularly smartphones.

Pelephone's active subscribers totaled 2.880 million at March 31, 2011, compared to 2.789 million in the year ago quarter (23,000 net subscriber additions in the first quarter). The churn rate in Q1 2011 was 4.3% compared to 3.9% in the year ago quarter. At March 31, 2011, Pelephone's HSPA network had 1.471 million active subscribers, 51% of its total subscribers.

Pelephone's revenues from value added services increased 21% in Q1 2011 to NIS 283 million compared to the year ago quarter, representing 32% of Pelephone's revenues from cellular services.

Monthly average revenue per user (ARPU) in Q1 2011 was NIS 110, similar to the year ago quarter (after adjustment for the reduction in interconnect fees). Average monthly minutes of use (MOU) per customer increased by 23 minutes, amounting to 359 minutes in Q1 2011, compared to 336 minutes in the year ago quarter.

Pelephone's net profit in the quarter increased 20%, amounting to NIS 310 million, compared to the year ago quarter. Operating profit amounted to NIS 399 million in the quarter, up 24% compared to the year ago quarter. The increase in operating profit is mainly due to the increase in revenues from equipment sales and in the growth in value added services.

Pelephone recorded EBITDA of NIS 539 million in Q1 2011 (37.2% EBITDA margin), an increase of 14% compared to Q1 2010 (33.8% EBITDA margin).

Pelephone's cash flow from operating activities for Q1 2011 amounted to NIS 308 million, a decrease of 12% compared to the year ago quarter, mainly due to increased sales of equipment and smartphones payable in 36 installments as well as timing of tax payments.

Pelephone	Q1 2011	Q1 2010	Change
	(NIS millions)

Total revenues	1,450	1,393	4.1%
Service revenues	949	1,106	(14.2)%
Equipment revenues	501	287	74.6%
Operating profit	399	322	23.9%
EBITDA	539	471	14.4%
EBITDA margin	37.2%	33.8%
Net profit	310	259	19.7%
Cash flows from operating activities	308	350	(12.0)%
Capex payments, net 1	133	92	44.6%
Free cash flow 2	175	258	(32.2)%
Total subscribers (end of period, in thousands)3	2,880	2,789	3.3%
HSPA subscribers (end of period, in thousands)	1,471	845	74.1%
Average revenue per user (ARPU, NIS) 4	110	110	0.0%
Average monthly minutes of use per subscriber (MOU) 5	359	336	6.8%
VAS revenues as % of total cellular service revenues 6	32.1%	22.6%
Churn rate (%) 7	4.3%	3.9%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber data excludes inactive subscribers connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone’s services.

4 Average monthly revenue per subscriber is calculated by dividing total revenue from cellular services (airtime, usage fees, call completion fees, roaming services, value added services and sundry), repair services and warranty in the period by average active subscribers in the same month. In light of the decrease in mobile termination rates as of 1.1.11, Q1-Q4 2010 ARPU data is presented based on reduced mobile termination rates in order to compare to Q1-11. For 2010 unadjusted ARPU data, see section 1.5.4B of the 2010 Periodic Report.

5 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of subscribers in the same period.

6 Based on interconnect fees in effect during each period.

7 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, out of the total number of average active subscribers during the period.

Bezeq International Results

•
Revenues of Bezeq International, Israel’s leading supplier of broadband ISP services, amounted to NIS 329 million in the first quarter of 2011, down 4% compared to the year ago quarter. Lower revenues were due to the continued weakening of the international calls market in Israel together with a reduction in hubbing revenues between operators around the world.

•
Record revenues were achieved in the quarter from Bezeq International's ISP services, resulting from its focus on high speed broadband as well as impressive growth in Information and Communication Technology (ICT) revenues.

•	First quarter operating profit and net profit were NIS 61 million and NIS 46 million, respectively.

•	EBITDA increased 1% to NIS 85 million as compared to the year ago quarter, with an EBITDA margin of 25.8%.

Isaac Benbenisti, CEO of Bezeq International, commented, "Bezeq International's considerable strength and its focus on broadband Internet and information technology solutions for enterprises led to growth in these sectors.

Bezeq International's success is reflected in its continuing leadership in the broadband sector and  its focus on the enterprise sector, with the highlight being winning the government tender to establish Israel's largest cloud computing network. In the first quarter, Bezeq International also advanced its project for deployment of a submarine cable from Israel to Europe."

Revenue amounted to NIS 329 million in Q1 2011, down 4% compared to the year ago quarter, which was affected by the decline in the international calls and hubbing markets. Bezeq International offset most of the decreases by increased revenues from Internet services on the "Private NGN" network, an increase in the number of customers, and  growth in ICT solutions for enterprises compared to the year ago quarter.

Notwithstanding the contracting international calls market, profits were stable. Operating profit and net profit amounted to NIS 61 million and NIS 46 million respectively, both down 1% versus the year ago period, resulting primarily from the Company's growth in Internet operations and ICT solutions for enterprises as well as an adjustment in operating expenses.

Bezeq International's EBITDA increased 1%, to NIS 85 million (EBITDA margin of 25.8%) compared to Q1 2010 (EBITDA margin of 24.5%).

Bezeq International's investment in the deployment of the submarine cable from Israel to Europe affected free cash flow in the current quarter, which was negative NIS 4 million, compared to free cash flow of NIS 23 million in the year ago quarter.

Bezeq International	Q1 2011	Q1 2010	Chanae
	(NIS millions)

Revenues	329	343	(4.0)%
Operating profit	61	62	(1.1)%
EBITDA	85	84	1.2%
EBITDA margin	25 8%	24.5%
Net profit	46	46	(1.1)%
Cash flows from operating activities	42	59	(29.3)%
Capex payments, net 1	46	37	24.7%
Free cash flow 2	(4)	23

1 Capex data reflects payments related to capex and are based on the cash flow statements.
2 Free cash flow is defined as cash flows from operating activities less net capex payments.

yes Results

•	Revenues increased 3.6% to NIS 406 million in Q1 2011, mainly due to an increase in revenues from advanced products, sales of premium channels and an increase in the number of subscribers.

•	Sales of advanced services contributed to a 2.2% increase in ARPU in Q1 2011, to NIS 234.

•	EBITDA increased 6.1% to NIS 130 million with an EBITDA margin of 32.0%, compared to 31.3% for the year ago quarter.

•	The number of yes subscribers increased to 580,000.

Ron Eilon, CEO of yes, commented, "yes continued to prove its capabilities in the first quarter, with  a further increase in subscribers, revenues of NIS 406 million and operating profit of NIS 61 million. We expect 2011 to be full of challenges, but also opportunities.  I am confident that we will continue to prove our capabilities in all areas and provide our customers with the best and most advanced viewing experience."

As previously announced, the yes multi-channel pay-TV business ceased to be consolidated into the Bezeq Group’s financial statements as of August 21, 2009. As a result, the Bezeq Group accounts for its investment in yes using the equity method.

Revenues in Q1 2011 amounted to NIS 406 million compared to NIS 391 in the year ago quarter, up 3.6%. The increase is due to an increase in revenues from advanced products, sales of premium channels and an increase in the number of subscribers.

Operating profit amounted to NIS 61 million compared to NIS 59 million in the year ago quarter. EBITDA in Q1 2011 amounted to NIS 130 million compared to NIS 122 million in the year ago quarter, up 6.1%.

Profit before finance expenses to shareholders and taxes amounted to NIS 20 million compared to NIS 35 million in the year ago quarter. The decrease is mainly due to an increase in finance expenses resulting from the higher Israel consumer price index (CPI) as compared to the year ago quarter.

Net loss after financing expenses to shareholders in Q1 2011 amounted to NIS 73 million compared to a loss of NIS 8 million in the year ago quarter.

The number of yes subscribers increased 1.6% in Q1 2011, reaching 580,000 subscribers at March 31, 2011, an addition of 9,000 subscribers compared to the year ago quarter.

Segment ARPU increased 2.2% to NIS 234 in Q1 2011 compared to the year ago quarter.

yes	Q1 2011	Q1 2010	Change
	(NIS millions)

Revenues	406	391	3.6%
Operating profit	61	59	4.6%
EBITDA	130	122	6.1%
EBITDA margin	32.0%	31.3%
Net loss	(73)	(8)
Cash flows from operating activities	141	124	13.7%
Capex payments, net 1	71	61	16.7%
Free cash flow 2	70	63	10.9%
Number of subscribers (end of period, in thousands) 3	580	571	1.6%
Average revenue per user (ARPU, NIS) 4	234	229	2.2%

1 Including subscriber acquisition costs. Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

4 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

2011 Outlook

The Bezeq Group reiterates its annual guidance, projecting that despite the expected decrease in Bezeq Group revenues resulting from the reduction of cellular interconnect rates, 2011 net profit and EBITDA are expected to be similar to 2010 levels, before the impact of a NIS 285 million provision for employee retirement, and an anticipated NIS 120 million expense resulting from the new employee stock option plan.

The Bezeq Group continues to invest in its Next Generation Network (NGN) and expects to expand its coverage to reach close to 85% of Israeli households by the end of 2011. Gross capital expenditures in 2011 are projected to be 5% to 10% higher than in 2010, primarily due to Bezeq International's deployment of a submarine cable that, upon its completion, is expected to significantly enhance the Group's Internet bandwidth capacity and connectivity to the worldwide web. The Bezeq Group is considering the possibility of purchasing real estate that will serve as the Group's headquarters, replacing leased properties. If the Group decides on this alternative, its gross capital expenditures in 2011 would increase by an additional 5% to 10%.

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, May 12, 2011, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, May 18, 2011. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972-2-539-5441 Email: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972-3-626-2600 ail: dover@bezeq.co.il

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Continuing operations
Revenues	2,913	2,915	11,987

Costs and expenses
Depreciation and amortization	335	343	1,409
Salaries	532	505	2,024
General and operating expenses	1,131	1,218	5,026
Other operating expenses (income), net	250	(25)	(216)

	2,248	2,041	8,243

Operating profit	665	874	3,744

Finance (income) expenses
Finance expenses	102	63	391
Finance income	(82)	(85)	(282)

Finance expenses (income), net	20	(22)	109

Profit after finance expenses (income), net	645	896	3,635

Share of losses of equity-accounted investees	65	23	261

Profit before income tax	580	873	3,374

Income tax	174	231	932

Profit for the period	406	642	2,442

Attributable to:
Owners of the Company	407	642	2,443
Non-controlling interests	(1)	-	(1)

Profit for the period	406	642	2,442

Earnings per share
Basic earnings per share (NIS)	0.15	0.24	0.91

Diluted earnings per share (NIS)	0.15	0.24	0.90

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets

Cash and cash equivalents	681	944	365
Investments, including derivatives	20	12	7
Trade receivables	2,787	2,573	2,701
Other receivables	272	249	224
Inventories	246	181	178
Current tax assets	2	-	3
Assets classified as held for sale	20	33	29

Total current assets	4,028	3,992	3,507

Investments, including derivatives	129	128	129
Trade and other receivables	1,299	915	1,114
Property, plant and equipment	5,773	5,444	5,610
Intangible assets	2,256	1,887	2,248
Deferred and other expenses	281	294	292
Investments in equity-accounted investees (mainly loans)	1,068	1,213	1,084
Deferred tax assets	299	361	254

Total non-current assets	11,105	10,242	10,731

Total assets	15,133	14,234	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities

Debentures, loans and borrowings	1,013	753	949
Trade payables	1,032	908	1,061
Other payables, including derivatives	1,042	739	770
Current tax liabilities	313	184	267
Deferred income	34	36	33
Provisions	260	375	251
Employee benefits	538	475	269
Dividend payable	984	-	-

Total current liabilities	5,216	3,470	3,600

Debentures	1,914	2,596	1,967
Bank loans	2,711	531	2,801
Employee benefits	267	301	305
Deferred income and others	42	5	43
Provisions	69	72	69
Deferred tax liabilities	75	59	83
Dividend payable	1,827	-	-

Total non-current liabilities	6,905	3,564	5,268

Total liabilities	12,121	7,034	8,868

Equity
Total equity attributable to equity holders of the Company	2,970	7,206	5,327
Non-controlling interests	42	(6)	43

Total equity	3,012	7,200	5,370

Total liabilities and equity	15,133	14,234	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Net profit for the period	406	642	2,442
Adjustments:
Depreciation	259	272	1,114
Amortization of intangible assets	70	65	269
Amortization of deferred and other expenses	6	6	26
Profit from a controlling shareholder in an investee	-	-	(57)
Share of losses of equity-accounted investees	65	23	261
Finance expenses (income), net	36	(6)	113
Capital gain, net	(44)	(27)	(171)
Expenses (income) for derivatives, net	(2)	-	12
Share-based payments	43	6	35
Income tax expenses	174	231	932
Proceeds (payment) of derivatives, net	2	(1)	(2)

Change in inventory	(70)	78	84
Change in trade and other receivables	(321)	(171)	(300)
Change in trade and other payables	95	(141)	(21)
Change in provisions	9	(4)	(136)
Change in employee benefits	231	(22)	(215)

Net income tax paid	(184)	(145)	(690)

Net cash from operating activities	775	806	3,696

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(78)	(88)	(343)
Proceeds from the sale of property, plant and equipment	187	15	133
Change in current investments, net	(8)	141	138
Purchase of property, plant and equipment	(422)	(281)	(1,279)
Proceeds from disposal of investments and long-term loans	1	2	11
Investments and long-term loans	(1)	(1)	(6)
Payment for derivatives	(11)	-	(2)
Business combinations less cash acquired	-	-	(145)
Interest received	3	-	9

Net cash used in investing activities	(329)	(212)	(1,484)

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Cash flows used in financing activities
Bank loans received	-	-	2,670
Repayment of debentures	(92)	(206)	(697)
Repayment of loans	(9)	(9)	(448)
Short-term borrowing, net	(1)	-	(6)
Dividends paid	-	-	(3,733)
Interest paid	(32)	(30)	(237)
Net proceeds for derivatives	-	-	10
Transfers by non-controlling interests, net	-	-	2
Increaxxxse in the rate of holding in a subsidiary	-	-	(14)
Proceeds from exercise of options	4	15	26

Net cash used for financing activities	(130)	(230)	(2,427)

Net increase (decrease) in cash and cash equivalents	316	364	(215)
Cash and cash equivalents at beginning of year	365	580	580

Cash and cash equivalents at end of year	681	944	365